FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2003

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated February 6, 2003,

2.

News Release Dated February 19, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: March 4, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

March 4, 2003

SECURITIES AND EXCHANGE COMMISSION

VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 6, 2003

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Further to its news release of September 24, 2002, Oromin Explorations Ltd. (“Oromin”) reports that it has agreed to restructure the agreement with The Havana Group, Inc. (“Havana”) whereby Havana has the right to acquire a 50% interest in the Santa Rosa Property.  The agreement was formerly structured to require the payment of US$1,400,000 in three stages with US$400,000 due on or before November 30, 2002, a further US$400,000 on or before December 31, 2002 and the remaining US$600,000 to be paid by January 31, 2003.

Oromin has agreed to accept payment of the full purchase price by delivery of a promissory note from Havana bearing interest at the rate of 6% per annum.  The note is payable in three stages with US$450,000 due on or before March 31, 2003, a further US$450,000 on or before April 30, 2003, a further US$450,000 on or before May 31, 2003 and the remaining US$50,000 to be paid by February 5, 2004.  In the event that Havana fails to make any payment in a timely fashion, Havana will forfeit its interest in the Santa Rosa Property and will retain no interest in the property.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 19, 2003

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Further to its news release of February 6, 2003, Oromin Explorations Ltd. (“Oromin”) reports that Havana Group Inc., which has the right to acquire a 50% interest in Oromin’s Santa Rosa Property, announced today that it is to become Surge Global Energy Inc.  Their news release states:

“The Havana Group announced that the company intends to become Surge Global Energy Inc. to reflect its focus on the oil and gas exploration business.  The Members of the Board of Directors voted unanimously for the change.”

“Our Shareholders as well as the Public should be well informed on the developing businesses of the company.  They also need to understand that we are devoting maximum efforts to the oil and gas exploration business,” said Havana’s CEO, William L. Miller.

“The process has been initiated for the name change / symbol change and is subject to securities regulations as well as legal review.  For more detailed information about Surge Global Energy, visit the Company’s web-site at:  www.SurgeGlobalEnergy.com.”

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN